EXHIBIT 3

               [UNITED STATES FILTER CORPORATION LETTERHEAD]

                                                         December   , 1998


 Dear United States Filter Corporation Stockholder:

           The Board of Directors has announced the adoption of a Stockholder Rights Plan. This letter briefly describes the Plan and explains the reasons for adopting it. Enclosed is a document entitled "Summary of Rights to Purchase Common Stock" which provides detailed information about the Rights Plan. We urge you to read it carefully.

           The Plan is intended to protect your interests as a stockholder in the event United States Filter Corporation and its Board are confronted with coercive or unfair takeover tactics. The Plan contains provisions to safeguard your interests in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics that the Board believes are not in the best interests of the Company's stockholders. These tactics unfairly pressure stockholders, squeezing them out of the full value of their investment without affording any real choice.

           Many companies have Rights Plans similar to the one we have adopted. We consider the Rights Plan to be the best available means of protecting your right to retain your equity investment in United States Filter Corporation and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

           The Plan is not intended to prevent a takeover of the Company and will not do so. The mere declaration of the rights dividend should not affect any prospective offeror willing to make an all cash offer at a full and fair price or to negotiate with the Board of Directors. The Rights Plan will not interfere with a merger or other business combination transaction approved by your Board of Directors because the Rights may be redeemed by the Board.

           Prior to adopting the Rights Plan, the Board was concerned that a person or company could acquire control of the Company without paying a fair premium for control or without offering a fair price to all stockholders, and that, if a competitor acquired control of the Company, the competitor would have a conflict of interest with respect to the Company and could use any acquired influence over or control of the Company to the detriment of the Company's other stockholders. The Board believes that such results would not be in the best interests of all stockholders.

           Issuance of the Rights does not in any way adversely affect the financial strength of the Company or interfere with its business plan. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in detail in the enclosed summary, the Rights will only be exercisable if an event occurs that triggers their effectiveness. They will then operate to protect you against being deprived of your right to share in the full measure of the Company's long-term potential.

           The Board was aware when it acted that some people have advanced arguments that securities of the type we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without the protection afforded by the Rights Plan against unfair treatment
 by a potential acquiror   who, after all, is seeking his own company's
 advantage, not yours. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

           However, the Board included two provisions in the Rights Plan to address some of the concerns raised. First, the Rights Plan provides that stockholders will be able to vote on whether to negate the effects of the Rights Plan in connection with an offer made after November 27, 2000 by a bidder who beneficially owns less than 5% of the outstanding Common Stock of the Company who wishes to acquire all of the Common Stock for cash at a price which a nationally recognized investment bank selected by such bidder states in writing is fair, and such bidder has obtained written financial commitments (or otherwise has financing in hand) and complies with certain procedural requirements. Second, the Rights Plan provides that the independent directors will review the Rights Plan by the second, fifth and eighth anniversary of the Rights Plan and make recommendations to the Board regarding the advisability of the continued maintenance of the Rights Plan and propose any amendments to the Rights Plan that the independent directors may deem appropriate or desirable.

           While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may, depending upon the circumstances, recognize taxable income if and when the Rights become exercisable or if the Rights should ever be redeemed.

           Continuing our growth and maximizing long-term shareholder value are the major goals of United States Filter Corporation's management and Board of Directors.

                               Sincerely,



                               Chairman of the Board
                               and Chief Executive Officer